UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14041272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Statetrust Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 1 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

StateTrust Investments, Inc.

Statement of Financial Condition

December 31, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

StateTrust Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

February 27, 2014
Miami, Florida

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 6)	$	216,784
SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 6)		223,110
RECEIVABLE FROM BROKER (NOTE 6)		54,489
INTEREST RECEIVABLE		5,624
DEPOSIT AT CLEARING BROKER (NOTE 6)		102,043
DEFERRED TAX ASSET (NOTE 4)		314,157
OTHER ASSETS		65,598
	$	981,805
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	150,733
Due to affiliate (Note 2)		15,205
Total liabilities		165,938
CONTINGENCY (NOTE 8)		
STOCKHOLDER'S EQUITY		815,867
	$	981,805

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc. (the "Company"), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 80% of the Company's customers are located in Latin America. The Company also trades securities for its own account and on a riskless principal basis.

The Company is a wholly owned subsidiary of StateTrust Group LLC (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

Valuation of Investments in Securities at Fair Value
- Definition and Hierarchy (Continued)

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of these accounting values to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Sovereign Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. These items are typically categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy.

Revenue Recognition

The Company records all security transactions on the trade-date basis, and realized gains or losses from security transactions were determined using the specific identification method.

Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an affiliate that is related to the Company by virtue of common ownership. At December 31, 2013 there was $15,205 due to this affiliate.

This affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

NOTE 2. RELATED PARTY TRANSACTIONS (Continued)

Commission and Broker Fees

The Company pays commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares to certain offshore funds ("Funds"). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies.

Insurance Company

The Company is related to an insurance company by virtue of common ownership. During 2013, commission income, interest and sales charges earned from brokerage activity on proprietary accounts of the insurance company.

International Bank

The Company is related to an international bank by virtue of common ownership. During 2013, commission income and sales charges was earned from brokerage activity on proprietary accounts of the international bank.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned - sovereign and corporate bonds	$ -	$ 223,110	$ -	$ 223,110

NOTE 4. INCOME TAXES

At December 31, 2013, the Company has a deferred tax asset of approximately $314,000 principally related to losses incurred during the current year that are expected to be recovered in future years. The net operating loss carry-forward of approximately $794,000 expires in 2033.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $420,232 which exceeded requirements by $320,232, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.39 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

During 2012, the Company changed its clearing and depository operations for the Company's securities transactions from Pershing LLC to COR Clearing LLC (COR), whose main office is located in Nebraska. Even through the majority of the Company's deposit at clearing broker is held with COR, it still maintained certain depository balances with Pershing. The underlying agreement with COR renews annually and provides for early termination fees based on average clearing charges. At December 31, 2013, the receivable from broker and deposit at clearing broker are with these brokerage firms. In addition, substantially all cash and cash equivalents and securities owned are held by these brokerage firms.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. REGULATORY MATTER

In 2009, FINRA commenced an examination of the Company's operations. As a result of this examination, FINRA alleged that the Company either charged excessive markups and/or interpositioned certain trades through affiliates. Effective June 11, 2013, without admitting or denying the allegations, the Company entered an Acceptance, Waiver and Consent ("AWC") with FINRA concerning its sales practices, including its markups and markdowns, in certain corporate transactions.

NOTE 8. CONTINGENCY

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.